SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March 2008

Commission File Number 000-20181

Sapiens International Corporation N.V.
(translation of registrant’s name into English)

c/o Landhuis Joonchi

Kaya Richard J. Beaujon z/n
P.O. Box 837

Willemstad
Curaçao, Netherlands Antilles
(599) (9) 7366277
(address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F  X   Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934

Yes ___  No  X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.

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SAPIENS ANNOUNCES Q4 2007 AND YEAR-END RESULTS

Company Reports Operating Profit on an Annual Basis for the First Time Since 1999;

$4 million of Cash Flow from Operations

Cary, N.C. – March 13, 2008 - Sapiens International Corporation N.V. (NASDAQ and TASE: SPNS), a member of the Emblaze/Formula Group (LSE:BLZ.L) (NASDAQ: FORTY and TASE: FORT), announces today its results of operations for the year ended December 31, 2007 and for the fourth quarter of 2007.

Highlights for 2007

•

$797,000 Operating Profit on an Annual Basis, first annual Operating Profit since 1999

•

$4 million Cash Flow from Operations

•

Five consecutive quarters of Operating Profit with $301,000 for the fourth quarter 2007

•

Continued success of the Company's turnaround plan and its preparations for 2008

•

Completion of $20 Million Private Placement

•

Repurchase of Debentures and Payment of Second Installment of Principal of $8.0 million in 2007, and Repurchase of Debentures in 2008 of $2.1 million

U.S. GAAP

•

Operating Profit for the year of $797,000, a significant improvement from the Operating Loss of $1,257,000 in 2006

•

Significant reduction in annual Net Loss by 34.2% to $2.5 million, down from $3.8 million in 2006

•

Operating Profit of  $301,000 in the Fourth Quarter of 2007, a significant increase of 276% from $80,000 in the Fourth Quarter of 2006, and an improvement of 62.7% from $185,000 in the Third Quarter of 2007

Non-GAAP

•

Operating Profit for the year of $809,000, a turn around from the Operating Loss of $1,197,000 in 2006

•

Significant increase in Fourth Quarter Operating Profit of 190% to $386,000 up from $133,000 in the Fourth Quarter of 2006

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U.S. GAAP results include amortization of capitalized software developments, capitalization of software development costs, and stock-based compensation expenses.

Reconciliation between U.S. GAAP and Non-GAAP results is summarized in the following table.  For a complete reconciliation, please refer to the tables at the end of this release.

	U.S. Dollars in thousands, except per share amounts
	(Unaudited)

	For the three months ended		For the year ended
U.S. GAAP	12/31/2007	12/31/2006	12/31/2007	12/31/2006
Revenues	10,176	11,213	42,395	44,311
Operating profit (loss)	301	80	797	(1,257)
Net loss	(1,136)	(767)	(2,544)	(3,825)
Basic and diluted loss per share	(0.05)	(0.05)	(0.14)	(0.29)

Non-GAAP
Revenues	10,176	11,213	42,395	44,311
Operating profit (loss)	386	133	809	(1,197)
Net loss	(1,051)	(714)	(2,532)	(3,765)
Basic and diluted loss per share	(0.05)	(0.05)	(0.14)	(0.28)

Roni Al-Dor, President and CEO, commented "Among our many positive achievements in 2007, I am particularly proud to announce that Sapiens reports an Operating Profit, on an annual basis, for the first time since 1999. In addition, our hard work has paid off as we also report a $4 million positive cash flow from operations for 2007. We also report our fifth consecutive quarter of operating profit. In 2007, we completed the $20 million private placement and appointed new senior management (COO, CFO and VP R&D).  We thank our customers, our investors and our employees for the good news we report today."

Mr. Al-Dor added, "We are not resting for a moment. We will leverage upon the financial successes of 2007 to grow with our existing customers and to capture new customers in the multi-billion dollar insurance markets."

Comment Regarding Non-GAAP

Sapiens' management believes that the presentation of Non-GAAP measures can enhance the understanding of the company’s ongoing economic performance, and provides useful information to investors regarding financial and business trends relating to the company’s financial condition and results of operations. Sapiens therefore uses internally the Non-GAAP information to evaluate and manage the Company’s operations.

These non-GAAP financial measures are not in accordance with, or an alternative for, generally accepted accounting principles and may be different from non-GAAP financial measures used by other companies. In addition, these non-GAAP financial measures are not based on any comprehensive set of accounting rules or principles. Sapiens believes that non-GAAP financial measures have limitations in that they do not reflect all of the amounts associated with Sapiens' results of operations as determined in accordance with GAAP and that these measures should only be used to evaluate Sapiens' results of operations in conjunction with the corresponding GAAP measures.

Please refer to the Reconciliation of GAAP to Non-GAAP Results at the end of this release.

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FOR ADDITIONAL INFORMATION:

Roni Giladi

Roni Al-Dor

Chief Financial Officer

Chief Executive Officer

Sapiens International

Sapiens International

Tel: +972-8-938-2721

Tel: +972-8-938-2721

E-mail: IR.Sapiens@sapiens.com

E-mail: IR.Sapiens@sapiens.com

About Sapiens International

Sapiens International Corporation N.V. (Nasdaq and TASE: SPNS), a member of Formula Group (Nasdaq: FORTY  and TASE: FORT), which is a member of the Emblaze Group (LSE: BLZ.L) is a leading global provider of proven IT solutions that modernize business processes and enable insurance organizations to adapt quickly to change. Sapiens' innovative solutions are widely recognized for their ability to cost-effectively align IT with the business demands for speed, flexibility and efficiency. Sapiens operates through its subsidiaries in North America, the United Kingdom, EMEA and Asia Pacific, and has partnerships with market leaders such as IBM and EDS. Sapiens' clients include AXA, ING, Liverpool Victoria, Menora Mivtachim, Norwich Union, Occidental Fire & Casualty, OneBeacon, Principal Financial Group, Santam and Texas Farm Bureau among others. For more information, please visit http://www.sapiens.com.

Except for historical information contained herein, the matters set forth in this release are forward-looking statements that are dependent on certain risks and uncertainties, including such factors, among others, as market acceptance, market demand, pricing, changing regulatory environment, changing economic conditions, risks in new product and service development, the effect of the Company's accounting policies, specific system configurations and software needs of individual customers and other risk factors detailed in the Company's SEC filings.

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SAPIENS INTERNATIONAL CORPORATION N.V.
Condensed Consolidated Balance Sheets
(U.S. Dollars in thousands)

	12/31/2007	12/31/2006

	(Unaudited)	(Audited)

Assets

Cash and cash equivalents	$ 13,125	$ 3,108
Short-term investments	-	32
Trade receivables, net	7,549	11,010
Other current assets	1,835	1,689
Total current assets	22,509	15,839

Property and equipment, net	1,219	1,495
Other assets, net	28,804	28,285

Total Assets	$ 52,532	$ 45,619

Liabilities and shareholders' equity

Short-term bank credit and current maturities
of long-term debt and convertible debentures	$ 9,456	$ 15,603
Trade payables	1,088	2,019
Other liabilities and accrued expenses	8,375	7,370
Deferred revenue	4,203	3,463
Total current liabilities	23,122	28,455

Long-term debt and other long-term liabilities	1,132	1,439
Convertible debentures and warrants	6,428	11,796
Shareholders' equity	21,850	3,929

Total liabilities and shareholders' equity	$ 52,532	$ 45,619

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SAPIENS INTERNATIONAL CORPORATION N.V.
Condensed Consolidated Statements of Operations
(U.S. Dollars in thousands, except per share amounts)

	For the three months ended		For the year ended
	12/31/2007	12/31/2006	12/31/2007	12/31/2006

	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)

Revenues	$ 10,176	$ 11,213	$ 42,395	$ 44,311

Cost of revenues	$ 5,085	$ 7,319	$ 25,583	$ 28,801

Gross Profit	5,091	3,894	16,812	15,510

Operating expenses
Research and development, net	$ 1,823	$ 483	$ 3,502	$ 2,451
Selling, marketing, general and administrative	$ 2,967	$ 3,254	$ 12,303	$ 13,558
Restructuring expenses	-	$ 77	$ 210	$ 758

Operating Profit (Loss)	301	80	797	(1,257)

Financial expenses, net	$ 1,058	$ 644	$ 2,689	$ 2,230
Other expenses, net (a)	$ 379	$ 203	$ 652	$ 338

Net Loss	$ 1,136	$ 767	$ 2,544	$ 3,825

Basic and diluted net loss per share (b)	$ 0.05	$ 0.05	$ 0.14	$ 0.29

Weighted average shares used to compute basic and diluted net loss per share (b)	21,550	14,854	18,218	13,395

Note	a: Includes taxes, equity losses, minority interest and capital losses due to repurchase of debentures.
b: Due to the net loss in 2006 and 2007 the inclusion of dilutive securities would be antidilutive.

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SAPIENS INTERNATIONAL CORPORATION N.V.
Reconciliation of GAAP to Non-GAAP Results
(U.S. Dollars in thousands, except per share amounts)

	For the three months ended		For the year ended
	12/31/2007	12/31/2006	12/31/2007	12/31/2006
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
GAAP operating profit (loss)	301	80	797	(1,257)

Amortization of intangibles and capitalization of software development	62	53	(98)	60
Stock-based compensation	23	-	110	-
Total adjustments to GAAP	85	53	12	60
Non-GAAP operating profit (loss)	386	133	809	(1,197)

GAAP net loss	(1,136)	(767)	(2,544)	(3,825)
Total adjustments to GAAP as above	85	53	12	60
Non-GAAP net loss	(1,051)	(714)	(2,532)	(3,765)

Non-GAAP basic and diluted net loss per share	(0.05)	(0.05)	(0.14)	(0.28)
Weighted average number of shares used in computing basic and diluted net loss per share	21,550	14,854	18,218	13,395

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sapiens International Corporation N.V.

(Registrant)

Date:  March 13, 2008

By:

/s/  Andrew Treitel

Andrew Treitel

General Counsel and Corporate Secretary